EXHIBIT 99.2

For Immediate Release 21-18-TR	Date:	April 27, 2021

Teck Reports Unaudited First Quarter Results for 2021

Delivering on Our Key Priorities

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited first quarter results for 2021.

“Strong first quarter operational performance, in line with plan, and higher commodity prices contributed to a very solid start to 2021,” said Don Lindsay, President and CEO. “We achieved major milestones for our priority projects, including surpassing the half-way point at our flagship QB2 copper growth project and moving into the commissioning phase of our Neptune steelmaking coal terminal upgrade. We remain absolutely focused on implementing the necessary protocols to mitigate transmission of COVID-19 and protect the health and safety of our people and local communities.”

Highlights
•	Adjusted profit attributable to shareholders[1] of $326 million or $0.61 per share in Q1 2021, an increase of 247% compared to the same period last year.
•	Adjusted EBITDA[1] of $967 million in Q1 2021, an increase of 59% compared to the same period last year.
•	Overall QB2 project progress surpassed the half-way point in April.
•	Our Neptune port upgrade is now in the commissioning phase and ramp-up will continue as planned. To date 18 vessels have been loaded using the new outbound system.
•	Our operations continue to be resilient despite ongoing challenges associated with COVID-19, with production in line with plan across our business units and sales meeting our Q1 2021 guidance.
•	Our copper business unit had a strong Q1 2021 with an increase in gross profit before depreciation and amortization[1] of 76% compared to the same period last year, supported by an average realized copper price of US$3.92 per pound and copper production of 71,700 tonnes, in line with plan.
•	Sales of steelmaking coal were 6.2 million tonnes in Q1 2021, with approximately 2 million tonnes sold to Chinese customers based on CFR China prices, which were significantly higher than FOB Australia prices.
•	Teck Coal Limited has resolved Fisheries Act charges in connection with discharges of selenium and calcite from our steelmaking coal operations in the Elk Valley of British Columbia in 2012.
•	The Elkview Saturated Rock Fill (SRF) was successfully commissioned in Q1 2021, on schedule and below budget. The SRF is now treating and reducing selenium and nitrate and improving water quality in the receiving environment.
•	Liquidity of $6.3 billion as at April 27, 2021.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the MD&A for further information and reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com.

Financial Summary Q1 2021

Financial Metrics (CAD$ in millions, except per share data)	Q1 2021	Q1 2020
Revenues	$2,547	$2,377
Gross profit before depreciation and amortization[1]	$1,032	$776
Gross profit	$654	$398
Adjusted EBITDA[1]	$967	$608
Profit (loss) attributable to shareholders	$305	$(312)
Adjusted profit attributable to shareholders[1]	$326	$94
Basic earnings (loss) per share	$0.57	$(0.57)
Diluted earnings (loss) per share	$0.57	$(0.57)
Adjusted basic earnings per share[1]	$0.61	$0.17
Adjusted diluted earnings per share[1]	$0.61	$0.17

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the MD&A for further information and reconciliation.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Overall project progress surpassed the half-way point in April;

•	Pace of construction continues to trend upwards hitting new weekly records over the last month;

•	The project continues to manage through the current COVID-19 wave in Chile; and

•	First production continues to be expected in the second half of 2022.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

Neptune Bulk Terminals – securing a low-cost reliable supply chain for our steelmaking coal business unit

•	Our Neptune port upgrade project is now in the commissioning phase and ramp-up will continue as planned.

•	To date 18 vessels have been loaded using the new outbound system. Click here for a video of the new rotary double dumper in operation.

2	Teck Resources Limited 2021 First Quarter News Release

Guidance

•	There has been no change in our previously issued annual guidance, outlined in summary below. Our usual guidance tables, including three-year production guidance, can be found on pages 27 — 31.

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	585 – 610
Refined zinc (000’s tonnes)	300 – 310
Steelmaking coal (million tonnes)	25.5 – 26.5
Bitumen (million barrels)	8.6 – 12.1
Sales Guidance – Q2 2021
Red Dog zinc in concentrate sales (000’s tonnes)	35 – 45
Steelmaking coal sales (million tonnes)	6.0 – 6.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$ 1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$ 0.40 – 0.45
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$ 59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$ 36 – 39
Bitumen adjusted operating costs (CAD$/barrel)	$ 28 – 32

3	Teck Resources Limited 2021 First Quarter News Release

Management’s Discussion and Analysis

This management’s discussion and analysis is dated as at April 27, 2021 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2021 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2020. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2020, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our profitability in the first quarter improved from a year ago, as a result of increases in the prices for our principal products, most significantly copper, zinc and blended bitumen as shown in the table below. Realized steelmaking coal prices in the first quarter benefited from approximately 2 million tonnes of sales to Chinese customers, which were priced at a premium to FOB Australia price assessments.

Average Prices and Exchange Rates	Three months ended March 31,		Change
	2021	2020
Copper (LME cash – US$/pound)	$3.86	$2.56	51%
Zinc (LME cash – US$/ pound)	$1.25	$0.97	29%
Steelmaking coal (realized US$/tonne)	$131	$131	–%
Blended bitumen (realized US$/barrel)	$47.58	$28.92	65%
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.34	(5%)

•	Steelmaking coal sales volumes in the first quarter were 9% higher than the same period last year and within our first quarter 2021 sales guidance range. This was partly offset by a decrease in the sales volumes of our other principal products, consistent with our plan.

Profit and Adjusted Profit

In the first quarter, our profit attributable to shareholders was $305 million, or $0.57 per share. This compares to a loss attributable to shareholders of $312 million, or $0.57 per share, in the first quarter of 2020, which included an after-tax impairment charge of $474 million on our interest in Fort Hills. The increase in profit compared to the same period last year is otherwise primarily due to a substantial increase in prices for most of our principal products, especially copper, zinc and blended bitumen, partially offset by the effect of the strengthening Canadian dollar.

Adjusted profit attributable to shareholders in the first quarter, taking into account the items identified in the table below, was $326 million, or $0.61 per share, compared with $94 million, or $0.17 per share, in the first quarter of 2020. The most significant first quarter adjustment to profit, reflected in the table below, is a gain of $33 million (after tax) relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations.

4	Teck Resources Limited 2021 First Quarter News Release

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Profit (loss) attributable to shareholders	$305	$(312)
Add (deduct) on an after-tax basis:
Asset impairment	—	474
COVID-19 costs	—	22
Environmental costs	(33)	(87)
Inventory write-downs (reversals)	(6)	27
Share-based compensation	10	(22)
Commodity derivatives	15	15
Other	35	(23)
Adjusted profit attributable to shareholders[1]	$326	$94
Adjusted basic earnings per share[1]	$0.61	$0.17
Adjusted diluted earnings per share[1]	$0.61	$0.17

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $51 million of after-tax gains ($78 million, before tax) in the first quarter, or $0.10 per share. We do not adjust our profit for pricing adjustments.

5	Teck Resources Limited 2021 First Quarter News Release

FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2021	2020

Revenues and profit
Revenues	$2,547	$2,377
Gross profit before depreciation and amortization1	$1,032	$776
Gross profit	$654	$398
Adjusted EBITDA1	$967	$608
Profit (loss) attributable to shareholders	$305	$(312)

Cash flow
Cash flow from operations	$585	$279
Property, plant and equipment expenditures	$869	$818
Capitalized stripping costs	$134	$172
Investments	$44	$29

Balance Sheet
Cash balances	$369	$219
Total assets	$41,712	$38,774
Debt and lease liabilities, including current portion	$7,385	$5,479

Per share amounts
Profit (loss) attributable to shareholders	$0.57	$(0.57)
Dividends declared	$0.05	$0.05

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Copper2	72	71
Zinc in concentrate	146	154
Zinc – refined	74	79
Steelmaking coal (million tonnes)	5.9	4.9
Bitumen (million barrels)2	1.8	2.9

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper2	67	73
Zinc in concentrate	131	159
Zinc – refined	70	80
Steelmaking coal (million tonnes)	6.2	5.7
Blended bitumen (million barrels)2	2.3	4.4

Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.86	$2.56
Zinc (LME cash – US$/ pound)	$1.25	$0.97
Steelmaking coal (realized US$/tonne)	$131	$131
Blended bitumen (realized US$/barrel)	$47.58	$28.92
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.34

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in those operations.

6	Teck Resources Limited 2021 First Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31
(CAD$ in millions)	2021	2020

Revenues
Copper	$767	$570
Zinc	570	608
Steelmaking coal	1,047	1,023
Energy	163	176
Total	$2,547	$2,377

Gross profit (loss) before depreciation and amortization[1]
Copper	$462	$262
Zinc	171	183
Steelmaking coal	412	421
Energy	(13)	(90)
Total	$1,032	$776

Gross profit (loss)
Copper	$366	$156
Zinc	125	119
Steelmaking coal	196	246
Energy	(33)	(123)
Total	$654	$398

Gross profit (loss) margins before depreciation[1]
Copper	60%	46%
Zinc	30%	30%
Steelmaking coal	39%	41%
Energy	(8)%	(51)%

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

7	Teck Resources Limited 2021 First Quarter News Release

COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Copper price (realized – US$/pound)	$3.92	$2.54
Production (000’s tonnes)[2]	72	71
Sales (000’s tonnes)[2]	67	73
Gross profit, before depreciation and amortization[1]	$462	$262
Gross profit	$366	$156
Property, plant and equipment expenditures	$563	$513

Performance

Gross profit from our copper business unit was $366 million in the first quarter compared with $156 million a year ago. Gross profit before depreciation and amortization1 increased by $200 million compared with a year ago (see table below) primarily due to substantially higher copper prices, partially offset by the strengthening of the Canadian dollar, higher unit operating costs and lower copper sales volumes.

Copper production of 71,700 tonnes in the first quarter was similar to a year ago. Higher production at Highland Valley Copper and Antamina was offset by lower production at Carmen de Andacollo and Quebrada Blanca, which was expected in the mine plans and is further outlined in the operations section below.

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2020	$262
Increase (decrease):
Copper price realized	271
Sales volumes	(17)
Unit operating costs	(21)
Co-product and by-product contribution	10
Royalties	(9)
Foreign exchange (CAD$/US$)	(34)
Net increase	200
As reported in current quarter	$462

Property, plant and equipment expenditures totaled $563 million, including $29 million for sustaining capital and $523 million for project development expenditures for QB2. Capitalized stripping costs were $42 million in the first quarter, $2 million lower than a year ago.

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
2.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
8	Teck Resources Limited 2021 First Quarter News Release

Markets

The refined copper market improved during the first quarter with prices reaching a ten-year high of US$4.30 per pound in February before stabilizing above US$4.00 per pound through the month of March. Demand outside of China began to recover towards the end of 2020, while demand within China has been increasing since the second quarter of 2020, continued to increase into 2021, and has now surpassed pre-COVID-19 levels. This was partly the result of continued Chinese government stimulus measures, increased infrastructure spending and improved construction and manufacturing activities.

Tightness in the copper concentrate market continued into the first quarter, with spot treatment charges remaining below the annual negotiated contract terms for 2021. Cumulative mine production disruptions in 2020 were at record-high levels due mainly to government and health authority measures required to limit the spread of COVID-19. Mine disruptions to date in 2021 are continuing at similar levels to 2020. Spot treatment charges continued to decline through the first quarter reaching levels not seen since 2010. Annual negotiated contract terms for treatment and refining charges for 2021 were reported at US$59.50/US$0.059, the sixth consecutive year of reductions.

South American mine production improved slightly in the first quarter over the previous year, however monthly production levels remain below previous year averages. While supply constraints due to the effects of COVID-19 improved at a number of mining operations in the first quarter, total production decreased from South America. Chile reported a 2.8% decrease in production in the first two months continuing eight consecutive months of year on year drops in production. Peruvian mine production fell 3.9% in the first two months of the quarter compared to a year ago.

Operations

Highland Valley Copper

Copper production of 32,600 tonnes in the first quarter was 5,500 tonnes higher than a year ago, due to higher copper grades and mill recoveries, partly offset by a 12% decrease in mill throughput. The decrease in mill throughput compared with a year ago was in line with expectations as a result of the processing of harder ores. In the first quarter, molybdenum production of 272,000 pounds was approximately 78% lower than a year ago primarily due to substantially lower grades.

Operating costs before changes in inventory in the first quarter were $147 million, or $9 million higher than a year ago, primarily due to higher maintenance and repair supply costs and higher tailings dam costs.

Antamina

Copper production (100% basis) of 106,700 tonnes in the first quarter was 5,500 tonnes higher than a year ago, primarily due to higher copper grades and mill recoveries. The mix of mill feed in the quarter was 53% copper-only ore and 47% copper-zinc ore, similar to a year ago. Zinc production (100% basis) increased 5,100 tonnes from a year ago to 116,800 tonnes in the first quarter due to higher zinc grades.

Operating costs before changes in inventory in the first quarter were US$69 million (22.5% share), or 18% higher than a year ago. The increase was primarily due to higher contractor costs and higher workers’ participation expense, which is the result of higher profitability.

Carmen de Andacollo

Copper production of 12,200 tonnes in the first quarter was 5,200 tonnes lower than a year ago primarily due to lower copper grades, which declined by approximately 16% as expected in the mine plan, as well as lower mill throughput.

9	Teck Resources Limited 2021 First Quarter News Release

Operating costs before changes in inventory in the first quarter of US$57 million were US$12 million higher than a year ago, primarily due to higher operating supplies and maintenance and repair supplies costs.

Quebrada Blanca

Copper cathode production of 2,900 tonnes in the first quarter was 400 tonnes lower than a year ago as expected due to the continued decline of cathode production following the completion of mining in 2018. Operating costs before changes in inventory in the first quarter were US$15 million, the same as a year ago.

Cost of Sales

Cost of sales were $401 million in the first quarter compared with $414 million in the same period last year. Higher maintenance costs, due to timing, and increased royalty based costs tied to the increased profitability at Antamina were more than offset by the effect of an 8% decrease in sales volumes compared with a year ago. Total cash unit costs1 of product sold in the first quarter, before cash margins for by-products, of US$1.73 per pound was $0.17 per pound higher than the same period a year ago. This was primarily due to higher workers’ participation and royalty expense resulting from higher profitability at Antamina, which had a US$0.12 per pound impact compared to a year ago, as well as substantially lower production volumes at Carmen de Andacollo. Cash margins for by-products1 was US$0.35 per pound compared with US$0.28 per pound in the same period a year ago. Higher zinc prices and sales volumes from Antamina were partly offset by substantially lower molybdenum production and sales volumes. The resulting net cash unit costs1 for copper, after cash margins for by-products, of US$1.38 per pound was US$0.10 per pound higher than the same period a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2021	2020

Adjusted cash cost of sales[1]	$1.57	$1.38
Smelter processing charges	0.16	0.18
Total cash unit costs[1]	$1.73	$1.56
Cash margins for by-products[1]	(0.35)	(0.28)
Net cash unit costs[1]	$1.38	$1.28

Outlook

Our 2021 annual guidance for our copper business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 27 — 31.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

10	Teck Resources Limited 2021 First Quarter News Release

Development Projects

Quebrada Blanca Phase 2

Overall project progress has surpassed the half-way point in April. Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees, including proactive testing of the entire workforce. The situation is being actively managed to maintain the current workforce level and allow for further ramp-up as soon as practicable. First production is expected in the second half of 2022.

Our capital cost estimate remains at US$5.2 billion absent COVID-19 related costs. We have previously disclosed US$450-500 million of COVID-19 related costs, of which US$197 million have been expensed. COVID-19 continues to affect project progress. We are pleased with the progress we are making in light of current COVID-19 restrictions but the final extent of COVID-19 related costs will depend on the progress of the pandemic in Chile and the extent of further impacts on staffing levels and project progress.

11	Teck Resources Limited 2021 First Quarter News Release

ZINC BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Zinc price (realized – US$/pound)	$1.25	$0.96
Production (000’s tonnes)
Refined zinc	74	79
Zinc in concentrate[1]	120	128
Sales (000’s tonnes)
Refined zinc	70	80
Zinc in concentrate[1]	104	134
Gross profit before depreciation and amortization[2]	$171	$183
Gross profit	$125	$119
Property, plant and equipment expenditures	$28	$41

Performance

Gross profit from our zinc business unit was $125 million in the first quarter compared with $119 million a year ago. Gross profit before depreciation and amortization2 decreased by $12 million compared with a year ago (see table below) as substantially higher zinc prices were more than offset by lower sales volumes and higher unit operating costs and royalty expense.

At our Red Dog Operations, zinc production in the first quarter decreased by 7%, while lead production increased by 11% compared to a year ago. The decrease in zinc production was primarily due to lower zinc grades, while lead production increased primarily due to improved mill recoveries. At Trail Operations, production of refined zinc was 6% lower than a year ago, while lead production increased by 3%, as outlined in the operations section below.

The table below summarizes the change in gross profit before depreciation and amortization in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization[2] (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2020	$183
Increase (decrease):
Zinc price realized	82
Sales volumes	(45)
Unit operating costs	(18)
Co-product and by-product contribution	17
Royalties	(28)
Foreign exchange	(20)
Net decrease	(12)
As reported in current quarter	$171

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

12	Teck Resources Limited 2021 First Quarter News Release

Property, plant and equipment expenditures include $27 million for sustaining capital, of which $10 million relates to our Trail Operations and $17 million relates to Red Dog.

Markets

The refined zinc market continued to strengthen during the first quarter as manufacturing, automotive, construction and infrastructure sectors all improved. Zinc prices rose during the first quarter from a low of US$1.15 per pound in early February and, by the end of February, had exceeded US$1.31 per pound. The slow reopening of economies in Europe and North America started to bring consumers back into the market, with steel order books looking strong into the first half of 2021. Despite the challenges arising from COVID-19 in Europe and North America, galvanized steel prices globally have been rising since the second quarter of 2020 and are now at the highest levels since 2008. Low inventories combined with strong growth and a backlog of orders have kept steel mills running at high levels through the quarter.

The zinc concentrate market remained in deficit in the first quarter, with spot treatment charges remaining well below the annual negotiated terms for 2020. Production and logistics issues in Latin America, combined with lower than forecast Chinese domestic mine production, extended the shortage of material available to smelters during the quarter. According to the Chinese Nonferrous Metals Industry Association, smelter production increased 3% in the first two months of 2021 and was 13% above the same period in 2019. Zinc concentrate shipments into China fell 2% over the previous year, which was offset by a 92% increase in metal imports to feed the growing zinc demand from the steel sector.

Operations

Red Dog

Zinc production decreased to 119,700 tonnes in the first quarter compared with 128,400 tonnes a year ago. The decrease was primarily due to lower zinc grades resulting from mine sequencing and pit progression. We are deeply saddened by the fatality that occurred in January 2021 at our Red Dog operations, as previously reported.

Operating costs before inventory changes in the first quarter were US$74 million, 3% higher than a year ago primarily due to higher maintenance and repair supplies costs as well as higher property taxes.

We continue to implement tailings and water-related projects to manage increased water volume at Red Dog Operations. Climate change is affecting conditions in the receiving environment, which limited our ability to discharge treated water in 2020, leading to increased water in the storage facilities. These projects are designed to avoid potential constraints on production in the future.

Trail Operations

Refined zinc production of 73,700 tonnes in the first quarter was 5,000 tonnes lower than a year ago, primarily due to unplanned maintenance and repairs during the quarter. Refined lead production of 19,700 tonnes in the first quarter was 600 tonnes higher than the same period last year.

Operating costs before changes in inventory in the first quarter were similar to a year ago at $119 million.

13	Teck Resources Limited 2021 First Quarter News Release

Cost of Sales

Cost of sales in our zinc business unit were $445 million in the first quarter compared with $489 million a year ago. The lower cost of sales was primarily because of reduced sales volumes from Red Dog and Trail. Total cash unit costs1 of product sold in the first quarter for our zinc mining operations, before cash margins for by-products, were US$0.61 per pound. This was US$0.15 per pound higher than a year ago primarily due to higher smelter processing charges and lower production volumes in 2020, which resulted in a higher cost of inventory available for sale.

	Three months ended March 31,
(amounts reported in US$ per pound)	2021	2020

Adjusted cash cost of sales[1]	$0.31	$0.23
Smelter processing charges	0.30	0.23
Total cash unit costs[1]	$0.61	$0.46
Cash margins for by-products[1]	(0.01)	(0.01)
Net cash unit costs[1]	$0.60	$0.45

Outlook

Our 2021 annual guidance for our zinc business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 27 — 31.

At Red Dog, we expect sales of zinc in concentrate to be in the range of 35,000 to 45,000 tonnes in the second quarter of 2021. Zinc sales are expected to be lower than normal in the second quarter as a result of reduced production in 2020 caused by maintenance and water-related challenges, as reported previously. This resulted in lower concentrate shipments during 2020 and therefore a reduction in offsite zinc inventory available for sale. In the second half of 2021, we expect sales of zinc in concentrate to be in line with the normal seasonal pattern of Red Dog sales.

At Trail Operations, we continue to expect to produce between 300,000 to 310,000 tonnes of refined zinc in 2021. Production during the second quarter will be impacted by planned annual zinc roaster maintenance, which is considered in our full year guidance.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

14	Teck Resources Limited 2021 First Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Steelmaking coal price (realized US$/tonne)	$131	$131
Steelmaking coal price (realized CAD$/tonne)	$166	$176
Production (million tonnes)	5.9	4.9
Sales (million tonnes)	6.2	5.7
Gross profit before depreciation and amortization[1]	$412	$421
Gross profit	$196	$246
Property, plant and equipment expenditures	$262	$217

Performance

Gross profit in the first quarter from our steelmaking coal business unit was $196 million compared with $246 million a year ago. Gross profit before depreciation and amortization1 in the first quarter was similar to a year ago (see table below), as increased sales volumes and lower operating costs were offset by a decrease in realized steelmaking coal prices as a result of the strengthening of the Canadian dollar.

First quarter sales of 6.2 million tonnes were within our guidance range and 9% higher than the same quarter a year ago. Sales to China in the first quarter represented approximately 2 million tonnes of our total sales, consistent with our previously disclosed target to increase sales to China and in response to increased demand due to restrictions on Australian coal imports.

Pricing in China for our steelmaking coal began to increase steadily from around the middle of the fourth quarter last year. Our sales to Chinese customers are priced on the CFR China price assessments which are at a premium to FOB Australia price assessments. As a result of increased sales to China at premium prices, our first quarter realized price was materially higher than our historical average as a percentage of the FOB Australia price assessments.

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2020	$421
Increase (decrease):
Sales volumes	34
Operating costs	9
Transportation	7
Inventory write-down reversals	5
Foreign exchange	(64)
Net decrease	(9)
As reported in current quarter	$412

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

15	Teck Resources Limited 2021 First Quarter News Release

Property, plant and equipment expenditures totalled $262 million in the first quarter, which included $157 million associated with the upgrade of Neptune and $41 million associated with water projects. Capitalized stripping costs were $83 million in the first quarter compared with $119 million a year ago, as the operations are mining in fewer areas in early stages of development.

Markets

Demand for steelmaking coal continues to recover into 2021.

Steel production in China returned to pre-COVID-19 levels during the second quarter last year and has since been running at record production levels, with full-year 2020 production reaching a new record high of approximately 1.1 billion tonnes. China’s import restrictions on Australian coal, which came into effect in October 2020, continued through the first quarter of 2021 creating demand in China for seaborne steelmaking coal from sources other than Australia. We contracted increased sales with a number of long-term Chinese customers. In addition, we continue to sell spot volumes to customers who have inquired for availability of cargos throughout the first quarter and further into 2021.

Chinese steel production continues to run at record-high levels and the demand for steelmaking coal is improving in the rest of the world. Despite this, the change in seaborne steelmaking coal trade flows is adversely impacting pricing outside of China as cargos originally destined for China have been diverted to non-Chinese markets. While the average of the key FOB Australia price assessments lagged by one month increased to US$122 per tonne from US$116 per tonne in the fourth quarter, it declined from approximately US$138 per tonne in early October to approximately US$112 per tonne at the end of March. Conversely, the average of the key CFR China price assessments for the first quarter increased to US$217 per tonne from US$156 per tonne in the fourth quarter. China’s seaborne coking coal imports decreased by approximately 80% in the first two months of 2021 compared to the same period a year ago due to the absence of Australian imports.

Operations

As anticipated, our production volumes began to return to historical levels in the fourth quarter of 2020 following the impacts of COVID-19 earlier in 2020. Our production in the first quarter of 2021 of 5.9 million tonnes increased by 22% compared to the same period last year. Utilization of available processing capacity was maximized to meet additional sales opportunities into China and strong logistics chain performance supported the steady flow of steelmaking coal to markets.

Daily mining productivities at our operations continue to achieve high performance levels. The efficiencies realized and supported by our RACE21™ innovation-driven business transformation program resulted in record quarterly material movement at our Greenhills Operation.

Cost of Sales

Cost of sales were $851 million in the first quarter compared with $777 million in the first quarter last year. The increase in cost of sales was primarily due to the effect of the 9% increase in sales volumes this quarter compared with year ago. Adjusted site cash cost of sales1 were $63 per tonne in the first quarter compared with $64 per tonne in the first quarter of 2020 and within our guidance range for 2021. Cost of sales were higher than anticipated in the first quarter due to intermittent processing challenges and mining sequence adjustments which advanced higher cost steelmaking coal production from later quarters into the first quarter of 2021. However, all operations have healthy raw steelmaking coal inventories and processing challenges experienced through the first quarter are largely behind us.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

16	Teck Resources Limited 2021 First Quarter News Release

Transportation costs in the first quarter were $41 per tonne, $2 per tonne lower than the same quarter last year. Lower rail rates and lower demurrage charges, driven by improved supply chain performance, were offset by higher port costs reflecting a higher percentage of volumes shipped through Westshore to accommodate commissioning activities at Neptune. As previously disclosed, transportation costs in the first half of 2021 were anticipated to exceed the annual guidance range due to commissioning activities at Neptune, but are expected to decrease subsequent to final commissioning in the second quarter.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2021	2020

Adjusted site cash cost of sales[1]	$63	$64
Transportation costs	41	43
Inventory write-down (reversals)	(2)	(1)
Unit costs[1]	$102	$106

	Three months ended March 31,
(amounts reported in US$ per tonne)	2021	2020

Adjusted site cash cost of sales[1]	$49	$48
Transportation costs	33	32
Inventory write-down (reversals)	(2)	(1)
Unit costs[1]	$80	$79

Our total cost of sales for the quarter also included a $21 per tonne charge for the amortization of capitalized stripping costs and $14 per tonne for other depreciation.

Development Projects

Our Neptune port upgrade project is in the commissioning phase and ramp-up will continue as planned. To date 18 vessels have been loaded using the new outbound system. The upgrade project significantly increases terminal-loading capacity and improves our capability to meet delivery commitments to our customers while lowering our overall logistics costs.

Upstream in the supply chain, CP Rail and CN Rail have largely concluded the infrastructure improvements and operating protocols to support increased volumes through Neptune.

Outlook

Our 2021 annual guidance for our steelmaking coal business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 27 — 31.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

17	Teck Resources Limited 2021 First Quarter News Release

We expect sales of 6.0 to 6.4 million tonnes in the second quarter of 2021. We will continue to prioritize available spot sales to China. Our sales to Chinese customers are priced on the CFR China price assessments which are at a premium to FOB Australia price assessments, thereby increasing our overall realized price.

Market fundamentals remain supportive of our sales plan. We have restructured our sales book to target approximately 7.5 million tonnes sales to China in 2021, unchanged from our previous guidance. Final sales and average prices for a given quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities.

Our commercial agreements with Westshore and Ridley Terminals complement the upgrades at Neptune and investments by CN Rail and CP Rail between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes to the supply chain have begun to provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout the company’s steelmaking coal supply chain. Our contract with CP Rail expired on March 31, 2021. We continue progress either to a negotiated outcome or to regulatory resolution. In the interim, westbound coal volumes are operating under a tariff, which will increase our second quarter transportation costs. We still expect to be within our previously disclosed 2021 annual transportation cost guidance.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation.

Our 2021 priorities are completing the Fording River South Active Water Treatment Facility (FRO-S AWTF), Elkview Phase 2 Saturated Rock Fill (EVO SRF), first phase of the Eagle 4 SRF (7 million litres per day) at our Fording River Operations and expanding the Eagle 4 SRF to 30 million litres per day, expected to be complete by the end of 2022.

The EVO SRF was successfully commissioned during the first quarter of 2021 and is now treating and reducing selenium and nitrate and improving water quality in the receiving environment. As previously disclosed, COVID-19 and a change in general contractor delayed completion of the FRO-S AWTF project, which is now expected to be completed in the third quarter of 2021.

There is no change to our guidance on water-related spending. We continue to expect capital spending of $255 million in 2021 on water treatment (AWTFs and SRFs) and water management (source control, calcite management and tributary management). By the end of 2021, we expect to increase total treatment capacity to more than 50 million litres per day. From 2022 to 2024, we plan to invest an additional $300 to $400 million of capital on water management and water treatment. The investment in water treatment will further increase treatment capacity to 90 million litres per day.

In addition to the capital set out above and as previously announced, the aggregate cost of the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the “Direction”) are preliminarily estimated at $350 to $400 million between 2021 and 2030.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2020 and are projected to increase gradually over the long term to approximately $3 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

In March 2021, Teck announced that Teck Coal Limited (Teck Coal) had resolved charges under the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the Fording

18	Teck Resources Limited 2021 First Quarter News Release

River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia (B.C.). The B.C. Provincial Court accepted a plea of guilty and a joint sentencing submission by the Crown and Teck Coal in relation to two counts charging offences under s. 36(3) of the Fisheries Act. As part of the resolution Teck Coal will pay a penalty of $30 million in respect of each offence. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

Final costs of implementing the Plan and the Direction for managing water quality will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

19	Teck Resources Limited 2021 First Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Western Canadian Select (US$/bbl)	$45.37	$25.64
Blended bitumen price (realized US$/bbl)[2]	$47.58	$28.92
Bitumen price (realized CAD$/bbl)[2]	$49.59	$23.12
Operating netback (CAD$/bbl)[2]	$(6.50)	$(21.49)
Production (million bitumen barrels)	1.8	2.9
Production (average barrels per day)	20,059	31,706
Sales (million blended bitumen barrels)	2.3	4.4
Gross profit (loss) before depreciation and amortization[2]	$(13)	$(90)
Gross profit (loss)	$(33)	$(123)

Performance

In the first quarter we had a gross loss in our energy business unit of $33 million compared with a loss of $123 million a year ago. The gross loss before depreciation and amortization2 decreased by $77 million to a loss of $13 million compared with a year ago primarily due to increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher unit operating costs due to lower production, as planned.

Our 21.3% share of bitumen production from Fort Hills decreased by 11,647 barrels per day in the first quarter to 20,059 barrels per day compared to the same period in 2020. Bitumen production in the first quarter averaged approximately 94,000 barrels per day and was impacted by low available mine inventory levels at the end of 2020. During the first quarter, focus has been on overburden stripping and building mine inventory levels to allow ramp-up to two-train production by mid-year and sustained production in fourth quarter at 175,000 to 185,000 barrels per day.

Cost of sales in the first quarter of 2021 were $196 million compared with $299 million a year ago, reflecting lower costs associated with reduced production volumes. Adjusted operating costs2 of $40.68 per barrel in the first quarter were higher than the $34.88 per barrel in the same period last year due to lower production volumes, as planned, in the first quarter of 2021.

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

20	Teck Resources Limited 2021 First Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit (Loss) Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2020	$(90)
Increase (decrease):
Bitumen price realized	50
Sales volumes	18
Unit operating costs	(10)
Inventory write-down (2020)	23
Transportation costs and other	(4)
Net increase	77
As reported in current quarter	$(13)

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

In line with our plan, our share of Fort Hills’ capital expenditures for the first quarter was $13 million.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the first quarter, NYMEX WTI averaged US$57.84 per barrel, a 25% increase compared to the same period last year. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$12.47 per barrel for a WCS blend value of US$45.37 per barrel, 77% higher than the WCS blend value of US$25.64 per barrel in the first quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$1.83 per barrel, for a WCS blend value of US$56.01 per barrel.

Crude oil prices increased in the first quarter with NYMEX WTI prices trading between US$47.50 and US$66.00 per barrel. Prices were supported by market sentiment of improved global demand through 2021 compared to 2020, as well as supply curtailment extensions implemented by the OPEC+ production consortium, and unilaterally by Saudi Arabia. Compared to the fourth quarter of 2020, differentials for Canadian heavy blends modestly widened on increased supply and limited access to export pipeline capacity; however, continued strong demand, low storage levels, and an increase in crude by rail shipments limited the overall price impact.

21	Teck Resources Limited 2021 First Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended March 31,
(Amounts reported in CAD$ per barrel of bitumen sold)	2021	2020

Bitumen price realized1 2	$49.59	$23.12
Crown royalties[3]	(0.88)	(0.92)
Transportation costs for FRB[4]	(14.53)	(8.81)
Adjusted operating costs1 5	(40.68)	(34.88)
Operating netback[1]	$(6.50)	$(21.49)

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

Our 2021 annual guidance for our energy business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 27 — 31.

We continue to expect our share of Fort Hills’ annual production to be approximately 23,500 to 33,000 barrels per day. Bitumen production for the first quarter was lower than our annual guidance, as expected, due to a focus on rebuilding exposed ore inventory to allow for ramp-up to two-train production by mid-year and stable production rates for the fourth quarter. Similarly, we continue to expect adjusted operating costs for 2021 to be within our annual guidance of $28 to $32 per barrel for 2021. First quarter adjusted operating costs are higher than the annual guidance due to lower production, as planned. The Fort Hills partners continue to maintain their focus on cost discipline and identifying operational efficiencies.

22	Teck Resources Limited 2021 First Quarter News Release

RACE21TM

Despite the ongoing challenges of COVID-19, our RACE21TM innovation-driven transformation program continues to have significant benefits across our company. Numerous new initiatives are being implemented, ongoing initiatives are being scaled across the company, and the resulting improvements are being embedded in operating plans and budgets.

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $27 million in the first quarter compared with $37 million expense a year ago. Significant items in the quarter included $78 million of positive pricing adjustments and a $47 million gain relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations. This was partly offset by $19 million of take or pay contract costs, $20 million of losses on commodity derivatives and $14 million of share-based compensation expense.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at December 31, 2020 and March 31, 2021.

	Outstanding at		Outstanding at
	March 31, 2021		December 31, 2020
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	144	3.98	132	3.52
Zinc	78	1.28	142	1.24

Our finance expense of $52 million in the first quarter was similar to the same period a year ago. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects.

Income Taxes

Provision for income and resource taxes was $209 million, or 42% of pre-tax profit of $501 million. This rate is higher than the Canadian statutory income tax rate of 27% mainly as a result of resource taxes and higher taxes in some foreign jurisdictions.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions.

23	Teck Resources Limited 2021 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,		December 31,
	2021		2020

Unsecured term notes	$3,478		$3,478
US$5 billion of revolving credit facilities	225		262
QB2 US$2.5 billion limited recourse project finance facility	1,607		1,147
Lease liabilities	550		544
Antamina credit facilities	90		90
Other	1		1
Less unamortized fees and discounts	(78)		(66)
Debt (US$ in millions)	$5,873		$5,456

Debt (Canadian $ equivalent)[1] (A)	$7,385		$6,947
Less cash balances	(369)		(450)
Net debt[2] (B)	$7,016		$6,497
Equity (C)	$21,014		$20,708
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	25%		24%
Net debt to adjusted EBITDA ratio[2]	2.4	x	2.5	x
Weighted average coupon rate on the term notes	5.5%		5.5%

Our liquidity was $6.3 billion as at April 27, 2021.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio2 not to exceed 60%. That ratio was 26% at March 31, 2021.

We have US$5.0 billion of committed revolving credit facilities, of which US$4.0 billion is committed to November 2024 and US$1.0 billion is committed to June 2022. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2030 and we have investment grade credit ratings from all four credit rating agencies. At April 27, 2021, US$3.8 million was available on the US$4 billion facility and there were no draws on the US$1 billion facility.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.9 billion at March 31, 2021. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

We drew US$460 million on the US$2.5 billion limited recourse project financing facility in the first quarter of 2021 to fund the development of the QB2 project. The project achieved its targeted ratio of project financing to total shareholder funding in April 2021, resulting in shareholder contributions going forward.

Notes:

1.	Translated at period end exchange rates.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
24	Teck Resources Limited 2021 First Quarter News Release

Operating Cash Flow

Cash flow from operations in the first quarter was $585 million compared with $279 million a year ago due to the effect of substantially higher commodity prices for most of our principal products.

During the first quarter, changes in working capital items resulted in a use of cash of $326 million compared with $139 million a year ago. Typically, in the first quarter of each year we have a use of cash through our working capital by way of reduction of accounts payables and other liabilities due to the payment of the seasonally larger fourth quarter NANA royalty at Red Dog as well as other various annual expenses paid in the first quarter. In addition, the increase in working capital changes year-over-year also related to changes in our trade receivable balances due to the timing of sales and the effect of higher closing commodity prices at the end of the period.

Investing Activities

Expenditures on property, plant and equipment were $869 million in the first quarter, including $523 million for the QB2 project, $157 million on the Neptune port upgrade project and $153 million on sustaining capital. The largest components of sustaining expenditures were $83 million at our steelmaking coal operations, $22 million at Antamina and $17 million at Red Dog.

Capitalized production stripping costs were $134 million in the first quarter compared with $172 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the first quarter were lower than a year ago primarily due to a decrease in strip ratios at our steelmaking coal operations.

The table below summarizes our capital spending for 20211:

($ in millions)	Sustaining	Growth	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$29	$11	$523	$563	$42	$605
Zinc	27	1	—	28	9	37
Steelmaking coal	83	179	—	262	83	345
Energy	13	1	—	14	—	14
Corporate	1	1	—	2	—	2
	$153	$193	$523	$869	$134	$1,003

Note:

1.	RACE21TM capital expenditures included in growth totals $28 million and is allocated $4 million to Copper, $1 million to Zinc, $22 million to Steelmaking coal and $1 million to Corporate.

Financing Activities

Debt proceeds in the first quarter were from a $577 million drawdown on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. In addition, during the first quarter, we repaid $44 million, net, on our US$4 billion revolving credit facility.

Interest and various finance fees and charges paid in the first quarter were $113 million, similar to a year ago.

In the first quarter, we paid $27 million in respect of our regular base quarterly dividend of $0.05 per share.

25	Teck Resources Limited 2021 First Quarter News Release

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2021, $3.6 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward is not known at this time, but could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

26	Teck Resources Limited 2021 First Quarter News Release

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2021 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2021 Mid-Range	Change	Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates[1]		On Profit[2]	EBITDA[2]
			($ in millions)	($ in millions)

US$ exchange		CAD$0.01	$45	$70
Copper (000’s tonnes)	282.5	US$0.01/lb.	$5	$8
Zinc (000’s tonnes)[3]	902.5	US$0.01/lb.	$9	$12
Steelmaking coal (million tonnes)	26.0	US$1/tonne	$19	$30
WCS (million bbl)[4]	10.4	US$1/bbl	$9	$13
WTI[5]		US$1/bbl	$6	$8

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 305,000 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

GUIDANCE

There has been no change in our previously issued guidance, outlined in detail below.

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward. Accordingly, our ability to achieve the guidance provided throughout this document depends on various factors, including the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

27	Teck Resources Limited 2021 First Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2020, our guidance for production for 2021 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2020	Previous Guidance 2021	Change	Current Guidance 2021	Previous Three-Year Guidance 2022 – 2024	Change	Current Guidance 2022 – 2024

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	119.3	128 – 133	—	128 – 133	135 – 165	—	135 – 165
Antamina	85.6	91 – 95	—	91 – 95	90	—	90
Carmen de Andacollo	57.4	46 – 51	—	46 – 51	50 – 60	—	50 – 60
Quebrada Blanca [5]	13.4	10 – 11	—	10 – 11	—	—	—
	275.7	275 – 290	—	275 – 290	275 – 315	—	275 – 315
Zinc1 2 4
Red Dog	490.7	490 – 510	—	490 – 510	510 – 550	—	510 – 550
Antamina	96.3	95 – 100	—	95 – 100	80 – 100	—	80 – 100
	587.0	585 – 610	—	585 – 610	590 – 650	—	590 – 650
Refined zinc
Trail Operations	305.1	300 – 310	—	300 – 310	305 – 315	—	305 – 315

Steelmaking coal (million tonnes)	21.1	25.5 – 26.5	—	25.5 – 26.5	26.0 – 27.0	—	26.0 – 27.0

Bitumen (million barrels)[2]
Fort Hills	8.4	8.6 – 12.1	—	8.6 – 12.1	14	—	14
OTHER PRODUCTS

Lead[1]
Red Dog	97.5	85 – 95	—	85 – 95	80 – 90	—	80 – 90

Molybdenum (million pounds)1 2
Highland Valley Copper	3.3	1.2 – 1.8	—	1.2 – 1.8	3.0 – 4.5	—	3.0 – 4.5
Antamina	1.8	1.0 – 1.4	—	1.0 – 1.4	2.0 – 3.0	—	2.0 – 3.0
	5.1	2.2 – 3.2	—	2.2 – 3.2	5.0 – 7.5	—	5.0 – 7.5

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Three-year guidance 2022 —2024 excludes production from QB2.

28	Teck Resources Limited 2021 First Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q1 2021	Guidance Q2 2021

Zinc (000’s tonnes)[1]
Red Dog	104	35 – 45
Steelmaking coal (million tonnes)	6.2	6.0 – 6.4

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2020 and our unit cost guidance for selected principal products in 2021.

	2020	Previous Guidance 2021	Change	Guidance 2021

Copper[1]
Total cash unit costs[5] (US$/lb.)	$1.57	$ 1.65 – 1.75	—	$ 1.65 – 1.75
Net cash unit costs2 5 (US$/lb.)	1.28	1.30 – 1.40	—	1.30 – 1.40

Zinc[3]
Total cash unit costs[5] (US$/lb.)	$0.53	$ 0.54 – 0.59	—	$ 0.54 – 0.59
Net cash unit costs2 5 (US$/lb.)	0.36	0.40 – 0.45	—	0.40 – 0.45

Steelmaking coal[4]
Adjusted site cash cost of sales[5]	$64	$ 59 – 64	—	$ 59 – 64
Transportation costs	41	36 – 39	—	36 – 39

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$31.96	$ 28 – 32	—	$ 28 – 32

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2021 assumes a zinc price of US$1.22 per pound, a molybdenum price of US$8.50 per pound, a silver price of US$20 per ounce, a gold price of US$2,000 per ounce and a Canadian/U.S. dollar exchange rate of $1.30.
2.	After co-product and by-product margins.
3.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2021 assumes a lead price of US$0.85 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. By-products include both by-products and co-products.
4.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

29	Teck Resources Limited 2021 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2020 and our capital expenditures guidance for 2021.

(Teck’s share in CAD$ millions)	2020	Previous Guidance 2021	Change	Guidance 2021
Sustaining
Copper	$161	$160	—	$160
Zinc	188	155	—	155
Steelmaking coal[1]	571	430	—	430
Energy	91	85	—	85
Corporate	12	—	—	—
	$1,023	$830	—	$830
Growth[2]
Copper[3]	$41	$125	—	$125
Zinc	7	25	—	25
Steelmaking coal	411	390	—	390
Corporate	4	5	—	5
	$463	$545	—	$545
Total
Copper	$202	$285	—	$285
Zinc	195	180	—	180
Steelmaking coal	982	820	—	820
Energy	91	85	—	85
Corporate	16	5	—	5
	$1,486	$1,375	—	$1,375
QB2 capital expenditures	$1,643	$2,500	—	$2,500

Total before SMM and SC contributions	3,129	3,875	—	3,875
Estimated SMM and SC contributions to capital expenditures	(660)	(440)	—	(440)
Estimated QB2 project financing draw to capital expenditures	(983)	(1,425)	—	(1,425)
Total, net of partner contributions and project financing	$1,486	$2,010	—	$2,010

Notes:
1.	Steelmaking coal sustaining capital 2021 guidance includes $255 million of water treatment capital. 2020 includes $267 million of water treatment capital.
2.	Growth expenditures include RACE21TM capital expenditures for 2021 of $120 million, of which $80 million relates to steelmaking coal, $30 million relates to copper, $5 million relates to zinc and $5 million relates to corporate projects.
3.	Copper growth guidance for 2021 includes studies for HVC 2040, Antamina, QB3, Zafranal, San Nicolás and Galore Creek.

30	Teck Resources Limited 2021 First Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2020	Previous Guidance 2021	Change	Guidance 2021

Copper	$145	$205	—	$205
Zinc	51	70	—	70
Steelmaking coal	303	295	—	295
	$499	$570	—	$570

Other Guidance

We continue to expect 2021 expenditures on general and administration and exploration to return to 2019 spending levels.

QUARTERLY PROFIT (LOSS) AND CASH FLOW

2021	2020	2019

	2021	2020				2019
(in millions, except for share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$2,547	$2,560	$2,291	$1,720	$2,377	$2,655	$3,035	$3,138

Gross profit	654	505	291	139	398	460	787	1,051

Profit (loss) attributable to shareholders	305	(464)	61	(149)	(312)	(1,835)	369	231

Basic earnings (loss) per share	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41

Diluted earnings (loss) per share	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41

Cash flow from operations	$585	$594	$390	$300	$279	$782	$1,062	$1,120

Adoption of New Accounting Standards and Accounting Developments

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at March 31, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to the London Inter-bank Offered Rate (LIBOR) to an alternative benchmark interest rate. On March 5, 2021, multiple authorities announced the future cessation and loss of representativeness of LIBOR. While there remains some uncertainty around the timing of adoption and the precise nature of an alternative benchmark rate, the replacement of the rate is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our revolving credit facilities, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) credit facilities and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. We continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.

31	Teck Resources Limited 2021 First Quarter News Release

OUTSTANDING SHARE DATA

As at April 27, 2021, there were 523.9 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 26.5 million share options outstanding with exercise prices ranging between $5.34 and $49.03 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2020 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Most of our corporate office staff and many site administrative staff continued to work remotely in the first quarter of 2021. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. There have been no significant changes in our internal controls during the quarter ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

32	Teck Resources Limited 2021 First Quarter News Release

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2021	2020

REVENUES
Copper
Highland Valley Copper	$337	$205
Antamina	288	194
Carmen de Andacollo	112	144
Quebrada Blanca	30	27
	767	570

Zinc
Trail Operations	461	452
Red Dog	237	250
Other	2	2
Intra-segment revenues	(130)	(96)
	570	608

Steelmaking coal	1,047	1,023

Energy	163	176
TOTAL REVENUES	$2,547	$2,377

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$161	$43
Antamina	161	82
Carmen de Andacollo	34	34
Quebrada Blanca	10	(2)
Other	—	(1)
	366	156

Zinc
Trail Operations	22	(11)
Red Dog	100	116
Other	3	14
	125	119

Steelmaking coal	196	246

Energy	(33)	(123)
TOTAL GROSS PROFIT	$654	$398

33	Teck Resources Limited 2021 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2021	2020

OPERATING COSTS
Copper
Highland Valley Copper	$126	$119
Antamina	64	58
Carmen de Andacollo	59	76
Quebrada Blanca	19	23
Other	—	1
	268	277

Zinc
Trail Operations	127	126
Red Dog	56	54
Other	(1)	(12)
	182	168

Steelmaking coal	379	356

Energy	68	136
Total operating costs	$897	$937

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$9	$9
Antamina	7	8
Carmen de Andacollo	6	8
Quebrada Blanca	—	1
	22	26

Zinc
Trail Operations	33	38
Red Dog	20	25
	53	63

Steelmaking coal	256	242

Energy	29	30
Total transportation costs	$360	$361

34	Teck Resources Limited 2021 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2021	2020

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$258	$277
Intra-segment purchases	(130)	(96)
	128	181
Energy (diluent and non-proprietary blend purchases)	79	100
Total raw material purchases	$207	$281
ROYALTY COSTS
Copper
Antamina	$15	$5
Zinc
Red Dog	36	13
Steelmaking coal	—	4
Total royalty costs	$51	$22

depreciation and amortization
Copper
Highland Valley Copper	$41	$34
Antamina	41	41
Carmen de Andacollo	13	26
Quebrada Blanca	1	5
	96	106
Zinc
Trail Operations	21	22
Red Dog	25	42
	46	64
Steelmaking coal	216	175
Energy	20	33
Total depreciation and amortization	$378	$378
TOTAL COST OF SALES	$1,893	$1,979

35	Teck Resources Limited 2021 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2021	2020

Copper
Highland Valley Copper	$21	$23
Antamina	19	18
Carmen de Andacollo	2	3
	42	44

Zinc
Red Dog	9	9

Steelmaking coal	83	119
Total	$134	$172

36	Teck Resources Limited 2021 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
	2021	2020

Highland Valley Copper

Tonnes mined (000's)	21,395	25,853
Tonnes milled (000's)	10,275	11,626

Copper
Grade (%)	0.36	0.27
Recovery (%)	87.9	84.2
Production (000's tonnes)	32.6	27.1
Sales (000's tonnes)	31.3	27.2
Molybdenum
Production (million pounds)	0.3	1.2
Sales (million pounds)	0.2	1.4

Antamina

Tonnes mined (000's)	53,762	52,872
Tonnes milled (000's)
Copper-only ore	6,651	6,709
Copper-zinc ore	6,000	6,197
	12,651	12,906
Copper[1]
Grade (%)	0.94	0.88
Recovery (%)	89.5	86.4
Production (000's tonnes)	106.7	101.2
Sales (000's tonnes)	97.3	94.8

Zinc[1]
Grade (%)	2.19	2.03
Recovery (%)	85.9	86.4
Production (000's tonnes)	116.8	111.7
Sales (000's tonnes)	119.7	108.9

Molybdenum
Production (million pounds)	1.8	3.2
Sales (million pounds)	1.3	3.5

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

37	Teck Resources Limited 2021 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2021	2020
Carmen de Andacollo

Tonnes mined (000’s)	6,253	6,487
Tonnes milled (000’s)	4,364	4,792
Copper
Grade (%)	0.32	0.40
Recovery (%)	85.0	87.6
Production (000’s tonnes)	11.9	16.7
Sales (000’s tonnes)	10.9	20.3

Copper cathode
Production (000’s tonnes)	0.3	0.7
Sales (000’s tonnes)	0.5	0.5

Gold[1]
Production (000’s ounces)	10.5	14.8
Sales (000’s ounces)	9.7	18.9

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Production (000's tonnes)	2.9	3.3

Sales (000's tonnes)	2.7	3.7

Trail Operations

Concentrate treated (000’s tonnes)
Zinc	145	147
Lead	34	33
Metal production
Zinc (000's tonnes)	73.7	78.7
Lead (000's tonnes)	19.7	19.1
Silver (million ounces)	2.7	3.3
Gold (000's ounces)	6.7	10.7

Metal sales
Zinc (000's tonnes)	69.9	80.3
Lead (000's tonnes)	17.5	17.2
Silver (million ounces)	2.7	3.4
Gold (000's ounces)	6.7	10.2

38	Teck Resources Limited 2021 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2021	2020
Red Dog

Tonnes mined (000's)	1,964	2,743
Tonnes milled (000's)	1,114	1,136
Zinc
Grade (%)	13.3	14.0
Recovery (%)	80.6	80.9
Production (000's tonnes)	119.7	128.4
Sales (000's tonnes)	104.3	133.9
Lead
Grade (%)	4.2	4.1
Recovery (%)	54.6	50.6
Production (000's tonnes)	25.8	23.3
Sales (000's tonnes)	—	—

Steelmaking coal

Waste production (million BCM’s)	63.7	65.5
Clean coal production (million tonnes)	5.9	4.9

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.8:1	13.3:1
Sales (million tonnes)	6.2	5.7

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

39	Teck Resources Limited 2021 First Quarter News Release

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation

40	Teck Resources Limited 2021 First Quarter News Release

costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio – net debt to capitalization ratio is net debt plus Obligation to Neptune divided by the sum of total debt plus Obligation to Neptune plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

41	Teck Resources Limited 2021 First Quarter News Release

Profit (Loss) and Adjusted Profit

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Profit (loss) attributable to shareholders	$305	$(312)
Add (deduct) on an after-tax basis:
Asset impairment	—	474
COVID-19 costs	—	22
Environmental costs	(33)	(87)
Inventory write-downs (reversals)	(6)	27
Share-based compensation	10	(22)
Commodity derivative losses	15	15
Taxes and other	35	(23)
Adjusted profit attributable to shareholders	$326	$94
Adjusted basic earnings per share	$0.61	$0.17
Adjusted diluted earnings per share	$0.61	$0.17

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

Three months ended March 31,
(Per share amounts)	2021	2020

Basic earnings (loss) per share	$0.57	$(0.57)
Add (deduct):
Asset impairment	—	0.87
COVID-19 costs	—	0.04
Environmental costs	(0.06)	(0.16)
Inventory write-downs (reversals)	(0.01)	0.05
Share-based compensation	0.02	(0.04)
Commodity derivative losses	0.03	0.03
Other	0.06	(0.05)
Adjusted basic earnings per share	$0.61	$0.17

42	Teck Resources Limited 2021 First Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

Three months ended March 31,
(Per share amounts)	2021	2020

Diluted earnings (loss) per share	$0.57	$(0.57)
Add (deduct):
Asset impairment	—	0.87
COVID-19 costs	—	0.04
Environmental costs	(0.06)	(0.16)
Inventory write-downs (reversals)	(0.01)	0.05
Share-based compensation	0.02	(0.04)
Commodity derivative losses	0.03	0.03
Other	0.06	(0.05)
Adjusted diluted earnings per share	$0.61	$0.17

43	Teck Resources Limited 2021 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2020		(B) Three Months ended March 31, 2020	(C) Three months ended March 31, 2021	(A-B+C) Twelve months ended March 31, 2021

Profit (loss)	$(944)		$(311)	$292	$(341)
Finance expense net of finance income	268		47	51	272
Provision for (recovery of) income taxes	(192)		(69)	209	86
Depreciation and amortization	1,510		378	378	1,510

EBITDA	$642		$45	930	1,527

Add (deduct):
Asset impairments	1,244		647	—	597
COVID-19 costs	336		44	—	292
Environmental costs	270		(121)	(46)	345
Inventory write-downs (reversals)	134		36	(10)	88
Share-based compensation	47		(30)	14	91
Commodity derivative losses (gains)	(62)		21	20	(63)
Other	(41)		(34)	59	52
Adjusted EBITDA	$2,570	(D)	$608	$967	$2,929	(E)

Total debt at period end	$6,947	(F)			7,385	(G)
Less: cash and cash equivalents at period end	(450)				(369)
Net debt	$6,497	(H)			7,016	(I)

Debt to adjusted EBITDA ratio	2.7 (F/D)				2.5	(G/E)
Net Debt to adjusted EBITDA ratio	2.5 (H/D)				2.4	(I/E)

Equity attributable to shareholders of the company	20,039	(J)			$20,372	(K)
Obligation to Neptune Bulk Terminals	138	(L)			150	(M)
Adjusted Net debt to capitalization ratio	0.24 (H+L)/(F+J+L)				0.26	(I+M)/ (G+K+M)

44	Teck Resources Limited 2021 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Profit (loss)	$292	$(311)
Finance expense net of finance income	51	47
Provision for (recovery of) income taxes	209	(69)
Depreciation and amortization	378	378

EBITDA	930	45

Add (deduct):
Asset impairment	—	647
COVID-19 costs	—	44
Environmental costs	(46)	(121)
Inventory write-downs (reversals)	(10)	36
Share-based compensation	14	(30)
Commodity derivative losses	20	21
Other	59	(34)
Adjusted EBITDA	$967	$608

45	Teck Resources Limited 2021 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2021	2020
Gross profit	$654	$398
Depreciation and amortization	378	378
Gross profit before depreciation and amortization	$1,032	$776

Reported as:
Copper
Highland Valley Copper	$202	77
Antamina	202	123
Carmen de Andacollo	47	60
Quebrada Blanca	11	3
Other	—	(1)
	462	262

Zinc
Trail Operations	43	11
Red Dog	125	158
Other	3	14
	171	183
Steelmaking coal	412	421

Energy	(13)	(90)
Gross profit before depreciation and amortization	$1,032	$776

46	Teck Resources Limited 2021 First Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Revenues
Copper (F)	$767	$570
Zinc (G)	570	608
Steelmaking coal (E)	1,047	1,023
Energy (H)	163	176
Total	$2,547	$2,377

Gross profit (loss), before depreciation and amortization
Copper (B)	$462	$262
Zinc (C)	171	183
Steelmaking coal (A)	412	421
Energy (D)	(13)	(90)
Total	$1,032	$776

Gross profit margins before depreciation
Copper (B/F)	60%	46%
Zinc (C/G)	30%	30%
Steelmaking coal (A/E)	39%	41%
Energy (D/H)	(8)%	(51)%

47	Teck Resources Limited 2021 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2021	2020

Revenue as reported	$767	$570
By-product revenue (A)	(85)	(77)
Smelter processing charges (B)	30	37
Adjusted revenue	$712	$530

Cost of sales as reported	$401	$414
Less:
Depreciation and amortization	(96)	(106)
By-product cost of sales (C)	(20)	(20)
Adjusted cash cost of sales (D)	$285	$288

Payable pounds sold (millions) (E)	143.4	155.8

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.99	$1.85
Smelter processing charges (B/E)	0.21	0.24
Total cash unit costs – CAD$/pound	$2.20	$2.09

Cash margin for by-products – ((A – C)/E)	(0.45)	(0.37)
Net cash unit costs – CAD$/pound	$1.75	$1.72

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.34

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.57	$1.38
Smelter processing charges	0.16	0.18
Total cash unit costs – US$/pound	$1.73	$1.56

Cash margin for by-products	(0.35)	(0.28)
Net cash unit costs – US$/pound	$1.38	$1.28

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.
48	Teck Resources Limited 2021 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2021	2020

Revenue as reported	$570	$608
Less:
Trail Operations revenues as reported	(461)	(452)
Other revenues as reported	(2)	(2)
Add back: Intra-segment revenues as reported	130	96
	$237	$250
By-product revenues (A)	(2)	(2)
Smelter processing charges (B)	75	77
Adjusted revenue	$310	$325
Cost of sales as reported	$445	$489
Less:
Trail Operations cost of sales as reported	(439)	(463)
Other cost of sales as reported	1	12
Add back: Intra-segment purchases as reported	130	96
	$137	$134
Less:
Depreciation and amortization	(25)	(42)
Royalty costs	(36)	(13)
By-product cost of sales (C)	—	—
Adjusted cash cost of sales (D)	$76	$79
Payable pounds sold (millions) (E)	195.3	251.3

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.39	$0.31
Smelter processing charges (B/E)	0.38	0.31
Total cash unit costs – CAD$/pound	$0.77	$0.62
Cash margin for by-products – ((A - C)/E)	(0.01)	(0.01)
Net cash unit costs – CAD$/pound	$0.76	$0.61

US$ amounts[1]

Average exchange rate (CAD$ per US$1.00)	$1.27	$1.34

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.31	$0.23
Smelter processing charges	0.30	0.23
Total cash unit costs – US$/pound	$0.61	$0.46
Cash margin for by-products	(0.01)	(0.01)
Net cash unit costs – US$/pound	$0.60	$0.45

Notes:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

49	Teck Resources Limited 2021 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2021	2020

Cost of sales as reported	$851	$777
Less:
Transportation costs	(256)	(242)
Depreciation and amortization	(216)	(175)
Inventory (write-down) reversal	10	5
Adjusted site cash cost of sales	$389	$365
Tonnes sold (millions)	6.2	5.7

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$63	$64
Transportation costs	41	43
Inventory write-downs	(2)	(1)
Unit costs – CAD$/tonne	$102	$106

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.34
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$49	$48
Transportation costs	33	32
Inventory write-downs (reversals)	(2)	(1)
Unit costs – US$/tonne	$80	$79

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

50	Teck Resources Limited 2021 First Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations and Adjusted Operating Costs1

	Three months ended March 31
(CAD$ in millions, except where noted)	2021	2020

Revenue as reported	$163	$176
Less:
Cost of diluent for blending	(54)	(97)
Non-proprietary product revenue	(28)	(7)
Add back: crown royalties (D)	1	3
Adjusted revenue (A)	$82	75

Cost of sales as reported	$196	$298
Less:
Depreciation and amortization	(20)	(33)
Bitumen and diluent inventory write-down	—	(23)
Cash cost of sales	$176	$242
Less:
Cost of diluent for blending	(54)	(97)
Cost of non-proprietary product purchased	(25)	(3)
Transportation for non-proprietary product purchased[3]	(4)	(1)
Transportation costs for FRB (C)	(24)	(29)
Adjusted operating costs (E)	$69	$112

Blended bitumen barrels sold (000’s)	2,275	4,419
Less diluent barrels included in blended bitumen (000’s)	(598)	(1,177)
Bitumen barrels sold (000’s) (B)	1,677	3,242

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$49.59	$23.12
Crown royalties (D/B)	(0.88)	(0.92)
Transportation costs for FRB (C/B)	(14.53)	(8.81)
Adjusted operating costs (E/B)	(40.68)	(34.88)
Operating netback – CAD$ per barrel	$(6.50)	$(21.49)

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

51	Teck Resources Limited 2021 First Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended March 31,
(CAD$ in millions, except where noted)	2021	2020

Revenue as reported	$163	$176
Less: non-proprietary product revenue	(28)	(7)
Add back: crown royalties	1	3

Blended bitumen revenue (A)	$136	$172

Blended bitumen barrels sold (000’s) (B)	2,275	4,419
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$60.27	$38.87
Average exchange rate (CAD$ per US$1.00) (C)	1.27	1.34
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$47.58	$28.92

Note:

1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; QB2 capital cost estimates; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including expectation that they will minimize potential constraints on production in the future; expectations regarding the Neptune Bulk Terminals port upgrade including costs and benefits of the project; expectations regarding the benefits of CP and CN Rail infrastructure improvements to support increased volumes through Neptune Bulk Terminals; coal sales to China targets; expectation that the realized price of coal in the second quarter of 2021 will be materially higher than the ten-year average; benefits of the agreements with Westshore and Ridley Terminals, including that they will provide greater flexibility and optionality and contribute to reduced costs and improved performance and reliability; timing of construction and completion of our Fording AWTF and our SRFs; expected Elk Valley water treatment spending, capital and operating costs, and plans; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; expected benefits that will be generated from our RACE21TM innovation-driven business transformation initiative; Fort Hills focus on cost discipline and ability to ramp up production; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; and all

52	Teck Resources Limited 2021 First Quarter News Release

guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; new curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Guidance regarding our Highland Valley Copper production assumes, among other things, that we will start processing softer ores after 2022. Our Guidance tables include footnotes with further assumptions relating to our guidance.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

53	Teck Resources Limited 2021 First Quarter News Release

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, April 28, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

54	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2021 (Unaudited)

55	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2021	2020

Revenues (Note 4)	$2,547	$2,377
Cost of sales	(1,893)	(1,979)
Gross profit	654	398
Other operating income (expenses)
General and administration	(41)	(31)
Exploration	(12)	(12)
Research and innovation	(25)	(22)
Asset impairment (Note 5)	—	(647)
Other operating income (expense) (Note 6)	27	(37)
Profit (loss) from operations	603	(351)

Finance income	1	5
Finance expense (Note 7)	(52)	(52)
Non-operating income (expense) (Note 8)	(51)	22
Share of loss of associates and joint ventures	—	(4)
Profit (loss) before taxes	501	(380)
Recovery of (provision for) income taxes	(209)	69
Profit (loss) for the period	$292	$(311)
Profit (loss) attributable to:
Shareholders of the company	$305	$(312)
Non-controlling interests	(13)	1
Profit (loss) for the period	$292	$(311)

Earnings (loss) per share
Basic	$0.57	$(0.57)
Diluted	$0.57	$(0.57)

Weighted average shares outstanding (millions)	531.3	544.4
Weighted average diluted shares outstanding (millions)	538.4	544.4
Shares outstanding at end of period (millions)	531.6	531.0

56	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2021	2020
Profit (loss) for the period	$292	$(311)
Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $(8) and $51)	(76)	601
Change in fair value of debt securities (net of taxes of $nil and $nil)	(1)	—
	(77)	601
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes $1 and $1)	(1)	(13)
Remeasurements of retirement benefit plans (net of taxes of $(57) and $9)	110	(38)
	109	(51)
Total other comprehensive income for the period	32	550
Total comprehensive income for the period	$324	$239
Total other comprehensive income (loss) attributable to:
Shareholders of the company	$43	$460
Non-controlling interests	(11)	90
	$32	$550
Total comprehensive income (loss) attributable to:
Shareholders of the company	$348	$148
Non-controlling interests	(24)	91
	$324	$239

57	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Operating activities
Profit (loss) for the period	$292	$(311)
Depreciation and amortization	378	378
Provision for (recovery of) income taxes	209	(69)
Asset impairment	—	647
Gain on sale of investments and assets	(1)	(20)
Net finance expense	51	47
Income taxes paid	(69)	(76)
Remeasurement of decommissioning and restoration provisions for closed operations	(47)	(117)
Other	98	(61)
Net change in non-cash working capital items	(326)	(139)
	585	279
Investing activities
Expenditures on property, plant and equipment	(869)	(818)
Capitalized production stripping costs	(134)	(172)
Expenditures on investments and other assets	(44)	(29)
Proceeds from investments and assets	11	61
	(1,036)	(958)
Financing activities
Proceeds from debt	577	66
Revolving credit facilities	(44)	154
Repayment of lease liabilities	(33)	(43)
Interest and finance charges paid	(113)	(116)
Issuance of Class B subordinate voting shares	6	—
Purchase and cancellation of Class B subordinate voting shares	—	(207)
Dividends paid	(27)	(27)
Contributions from (distributions to) non-controlling interests	(3)	1
Other	12	—
	375	(172)

Effect of exchange rate changes on cash and cash equivalents	(5)	44
Decrease in cash and cash equivalents	(81)	(807)
Cash and cash equivalents at beginning of period	450	1,026
Cash and cash equivalents at end of period	$369	$219
58	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	March 31, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$369	$450
Current income taxes receivable	5	14
Trade and settlement receivables	1,316	1,312
Inventories	1,974	1,872
Prepaids and other current assets	368	352
	4,032	4,000

Financial and other assets	1,400	1,269
Investments in associates and joint ventures	1,053	1,067
Property, plant and equipment	33,868	33,578
Deferred income tax assets	271	271
Goodwill	1,088	1,093
	$41,712	$41,278

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,870	$2,909
Current portion of debt (Note 9)	301	115
Current portion of lease liabilities	119	119
Current income taxes payable	192	102
	3,482	3,245

Debt (Note 9)	6,392	6,140
Lease liabilities	573	573
QB2 advances from SMM/SC	923	934
Deferred income tax liabilities	5,457	5,383
Retirement benefit liabilities	502	564
Provisions and other liabilities	3,369	3,731
	20,698	20,570
Equity
Attributable to shareholders of the company	20,372	20,039
Attributable to non-controlling interests	642	669
	21,014	20,708
	$41,712	$41,278

59	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Class A common shares	$6	$6

Class B subordinate voting shares
Beginning of period	6,134	6,323
Share repurchases	—	(190)
Issued on exercise of options	8	—
End of period	6,142	6,133

Retained earnings
Beginning of period	13,410	14,447
Profit (loss) for the period attributable to shareholders of the company	305	(312)
Dividends paid	(27)	(27)
Share repurchases	—	(17)
Remeasurements of retirement benefit plans	110	(38)
End of period	13,798	14,053

Contributed surplus
Beginning of period	242	219
Share option compensation expense (Note 10(a))	6	5
Transfer to Class B subordinate voting shares on exercise of options	(2)	—
End of period	246	224

Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	247	309
Other comprehensive income	43	460
Less remeasurements of retirement benefit plans recorded in retained earnings	(110)	38
End of period	180	807

Non-controlling interests
Beginning of period	669	770
Profit (loss) for the period attributable to non-controlling interests	(13)	1
Other comprehensive income (loss) attributable to non-controlling interests	(11)	90
Contributions (distributions)	(3)	1
End of period	642	862
Total equity	$21,014	$22,085
60	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	Basis of Preparation

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the accounting standard disclosed in Note 2. On April 27, 2021, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	ADOPTION OF NEW ACCOUNTING STANDARD

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at March 31, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to the London Inter-bank Offered Rate (LIBOR) to an alternative benchmark interest rate. On March 5, 2021, multiple authorities announced the future cessation and loss of representativeness of LIBOR. While there remains some uncertainty around the timing of adoption and the precise nature of an alternative benchmark rate, the replacement of the rate is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our revolving credit facilities, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) credit facilities and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. We continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.

3.	Effects of covid-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19 and we continue to operate with enhanced management protocols in place.

61	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	REVENUES

The following table shows our revenues disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenues from contracts with customers. A business unit can have revenues from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended March 31, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$682	$—	$—	$—	$682
Zinc	64	490	—	—	554
Steelmaking coal	—	—	1,047	—	1,047
Blended bitumen	—	—	—	163	163
Silver	10	94	—	—	104
Lead	2	38	—	—	40
Other	9	78	—	—	87
Intra-segment	—	(130)	—	—	(130)
	$767	$570	$1,047	$163	$2,547

(CAD$ in millions)	Three months ended March 31, 2020
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$493	$—	$—	$—	$493
Zinc	42	494	—	—	536
Steelmaking coal	—	—	1,023	—	1,023
Blended bitumen	—	—	—	176	176
Silver	6	80	—	—	86
Lead	—	40	—	—	40
Other	29	90	—	—	119
Intra-segment	—	(96)	—	—	(96)
	$570	$608	$1,023	$176	$2,377

5.	ASSET IMPAIRMENT

In the first quarter of 2021, we assessed whether there were any indicators of impairment or impairment reversal for our assets and did not identify any matters requiring us to perform an impairment test. Accordingly, no impairments or impairment reversals were recorded in the first quarter of 2021.

In the first quarter of 2020, as a result of lower market expectations for short- and medium-term Western Canadian Select heavy oil prices at that time, combined with reduced production, we recorded a pre-tax impairment of $647 million (after-tax $474 million) related to our interest in Fort Hills. The impairment affected the profit (loss) of our energy operating segment (Note 11).

62	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	Other Operating Income (Expense)

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Settlement pricing adjustments	$78	$(98)
Share-based compensation (Note 10(a))	(14)	30
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	46	121
Care and maintenance costs	(15)	(11)
Social responsibility and donations	(6)	(3)
Gain on sale of assets	—	13
Commodity derivatives	(20)	(21)
Take or pay contract costs	(19)	(24)
COVID-19 costs	—	(32)
Other	(23)	(12)
	$27	$(37)

7.	FINANCE EXPENSE
	Three months ended March 31,
(CAD$ in millions)	2021	2020

Debt interest	$72	$62
Interest on advances from SMM/SC	8	12
Interest on lease liabilities	9	9
Letters of credit and standby fees	11	14
Net interest expense on retirement benefit plans	1	1
Accretion on decommissioning and restoration provisions	37	29
Other	3	3
	141	130
Less capitalized borrowing costs	(89)	(78)
	$52	$52

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Foreign exchange gains (losses)	$(3)	$8
Other	(48)	14
	$(51)	$22

63	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT

($ in millions)	March 31, 2021			December 31, 2020
	Face	Fair	Carrying	Face	Fair	Carrying
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

4.75% notes due January 2022	$150	$192	$188	$150	$195	$190
3.75% notes due February 2023	108	142	137	108	144	139
3.9% notes due July 2030	550	723	682	550	781	690
6.125% notes due October 2035	609	940	755	609	1,005	764
6.0% notes due August 2040	490	745	614	490	782	622
6.25% notes due July 2041	795	1,237	989	795	1,309	1,001
5.2% notes due March 2042	399	557	496	399	596	502
5.4% notes due February 2043	377	537	469	377	571	475
	3,478	5,073	4,330	3,478	5,383	4,383

QB2 project financing facility (a)	1,607	2,020	1,967	1,147	1,459	1,423
Revolving credit facilities (b)	225	283	283	262	334	334
Antamina credit facilities (c)	90	113	113	90	115	115
	$5,400	$7,489	$6,693	$4,977	$7,291	$6,255
Less current portion of debt	(240)	(305)	(301)	(90)	(115)	(115)
	$5,160	$7,184	$6,392	$4,887	$7,176	$6,140

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 14).

a)	QB2 Project Financing Facility

As at March 31, 2021, US$1.6 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time, and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by SMM/SC pro rata to the respective equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca (QBSA). The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at March 31, 2021 includes $135 million (December 31, 2020 – $82 million) held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

64	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

b)	Revolving Credit Facilities

As at March 31, 2021, we had two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at their maturities in November 2024 and June 2022, respectively. As at March 31, 2021, US$225 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin based on credit ratings. These facilities require that our total net debt-to-capitalization ratio, which was 0.26 to 1.0 at March 31, 2021, to not exceed 0.60 to 1.0. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2021, we were party to various uncommitted credit facilities providing for a total capacity of $1.9 billion, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $447 million outstanding at March 31, 2021, which were not issued under a credit facility.

We also had $839 million in surety bonds outstanding at March 31, 2021 to support current and future reclamation obligations.

c)	Antamina Credit Facilities

As at March 31, 2021, our 22.5% share of Antamina’s three U.S. dollar credit facilities was US$90 million, all of which was outstanding. Amounts outstanding under these facilities bear interest at LIBOR plus applicable margins. The loans are non-recourse to us and the other Antamina owners and mature in 2021.

Cash and cash equivalents as at March 31, 2021 includes $35 million (December 31, 2020 – $26 million) held in Antamina. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

10.	Equity
a)	Share-Based Compensation

In the first quarter of 2021, we granted 2,439,880 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $29.10, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $10.83 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.3 years, a risk-free interest rate of 0.75%, a dividend yield of 0.69% and an expected volatility of 40%. Share-based compensation expense related to stock options of $6 million (2020 – $5 million) was recorded in the first quarter of 2021.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

In the first quarter of 2021, we issued 1,468,952 Units to employees and directors. DSUs and RSUs issued to directors vest immediately. RSUs, PSUs and PDSUs issued to employees vest in approximately three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of Units outstanding at March 31, 2021 was 6,993,022. Share-based compensation expense related to Units of $8 million (2020 – $35 million recovery) was recorded in the first quarter of 2021.

65	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	Equity, continued

Total share based compensation expense in the first quarter of 2021 was $14 million (2020 – $30 million recovery) (Note 6).

b)	Accumulated Other Comprehensive Income

	March 31,	March 31,
(CAD$ in millions)	2021	2020

Currency translation differences	$176	$839
Gain/(Loss) on marketable equity and debt securities (net of tax of $2 and $5)	5	(31)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$180	$807

c)	Dividends

Dividends of $0.05 per share (totaling $27 million) were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2021.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2020, we renewed our normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2020 to November 1, 2021. All repurchased shares will be cancelled. There were no purchases and cancellations of Class B subordinate voting shares in the first quarter of 2021. In the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

11.	SegmentED Information

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expense) includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

66	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SegmentED Information, continued

	Three months ended March 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total

Segment revenues	$767	$700	$1,047	$163	$—	$2,677
Less: Intra-segment revenues	—	(130)	—	—	—	(130)
Revenues (Note 4)	767	570	1,047	163	—	2,547
Cost of sales	(401)	(445)	(851)	(196)	—	(1,893)
Gross profit (loss)	366	125	196	(33)	—	654
Other operating income (expense)	16	3	6	(7)	(69)	(51)
Profit (loss) from operations	382	128	202	(40)	(69)	603
Net finance income (expense)	(27)	(11)	(21)	(7)	15	(51)
Non-operating income (expense)	(60)	—	(3)	—	12	(51)
Profit (loss) before taxes	295	117	178	(47)	(42)	501
Capital expenditures	605	37	345	14	2	1,003
Goodwill	386	—	702	—	—	1,088
Total assets	15,115	3,868	17,387	2,640	2,702	41,712

67	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SegmentED Information, continued

	Three months ended March 31, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total

Segment revenues	$570	$704	$1,023	$176	$—	$2,473
Less: Intra-segment revenues	—	(96)	—	—	—	(96)
Revenues (Note 4)	570	608	1,023	176	—	2,377
Cost of sales	(414)	(489)	(777)	(299)	—	(1,979)
Gross profit (loss)	156	119	246	(123)	—	398
Asset impairment (Note 5)	—	—	—	(647)	—	(647)
Other operating income (expense)	(149)	(15)	24	(5)	43	(102)
Profit (loss) from operations	7	104	270	(775)	43	(351)

Net finance income (expense)	(38)	(10)	(15)	(6)	22	(47)
Non-operating income (expense)	28	11	18	1	(36)	22
Share of loss of associates and joint ventures	(4)	—	—	—	—	(4)
Profit (loss) before taxes	(7)	105	273	(780)	29	(380)
Capital expenditures	557	50	336	41	6	990
Goodwill	435	—	702	—	—	1,137
Total assets	13,617	3,766	15,869	3,145	2,377	38,774

12.	Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2021, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

68	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	Contingencies, continued

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s. 36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, TCL will pay a penalty of $30 million in respect of each offence. The amount of the penalty has been recorded as a short-term liability. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019. In addition, in October 2020, Environment and Climate Change Canada issued a direction to TCL requiring it to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the Elk Valley Water Quality Plan (EVWQP). Certain of the measures in the direction, including a cover trial, will require incremental spending beyond that already associated with the EVWQP. The measures required by the direction have been included in the measurement of our decommissioning and restoration provisions, where appropriate.

13.	Seasonality of Sales

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

69	Teck Resources Limited 2021 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 and December 31, 2020 are summarized in the following table:

(CAD$ in millions)	March 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$168	$—	$—	$168	$313	$—	$—	$313
Marketable equity securities	58	—	39	97	64	—	38	102
Debt securities	89	—	2	91	88	—	2	90
Settlement receivables	—	883	—	883	—	949	—	949
Derivative instruments and embedded derivatives	—	74	—	74	—	96	—	96
	$315	$957	$41	$1,313	$465	$1,045	$40	$1,550

Financial liabilities
Derivative instruments and embedded derivatives	$—	$34	$—	$34	$—	$32	$—	$32
Settlement payables	—	66	—	66	—	61	—	61
	$—	$100	$—	$100	$—	$93	$—	$93

In the first quarter of 2020, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement.

Unless disclosed elsewhere, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

70	Teck Resources Limited 2021 First Quarter News Release